Exhibit 99.1

Vermilion Energy Trust Announces Agreement to Acquire Working Interest in Corrib Field in Ireland

CALGARY, Alberta--(BUSINESS WIRE)--June 24, 2009--Vermilion Energy Trust (“Vermilion” or the “Trust”) (VET.UN - TSX) announces that it has entered into an agreement to acquire Marathon Oil Corporation’s (“Marathon”) 18.5% non-operated interest in the Corrib field located approximately 83 kilometres off the northwest coast of Ireland. Vermilion will pay US$100 million to Marathon on closing of the transaction, which is expected to occur before the end of 2009, subject to Government and regulatory approvals. Vermilion will also make an additional payment to Marathon, the amount of which will vary dependent on the date when first commercial gas (‘first gas’) from the field is achieved. This amount will range from approximately US$300 million to US$135 million. Currently, first gas is expected by the end of 2011, and the expected additional payment due pursuant to the terms of the agreement would be between US$190 and $200 million. The deal structure, with a deferred payment, will help mitigate some of the risks associated with first gas timing. Given the advanced stage of the project, the risk of major cost overruns is considered manageable. The transaction structure also increases Vermilion’s flexibility to finance the acquisition from available cash flow and thereby maximizing the accretion metrics. Pursuant to the agreement, Vermilion will assume its share of future capital expenditure obligations in order to reach first gas, which are anticipated to range up to US$300 million net to the acquired interest. These capital costs are primarily for the completion of the facilities necessary to bring this gas on-stream.

Asset Overview

The Corrib field is expected to produce gross volumes in excess of 300 million cubic feet per day of natural gas for a period of two to four years before experiencing natural declines of 20%. Net production to Vermilion is initially anticipated at approximately 9,000 boe/d. Current net reserves attributable to Vermilion from the Corrib field have been estimated by the Trust’s independent reserve engineers at 17.5 million boe effective as at January 1, 2009, although Vermilion believes that future development and/or production performance could increase reserves up to 35 million boe’s, according to internally prepared estimates of the ultimate potential.

The Corrib field, which is estimated to contain approximately 1.0 Tcf of natural gas in place, lies in 350 metre water depth and will initially produce from five wells, all of which have been completed and tested and are currently being tied into a subsea template. The wells will be tied into an onshore gas treatment facility that is 75% completed and then into Ireland’s natural gas grid. Several other prospects on the exploration license have been identified that could further extend the life of these assets if successfully drilled and completed. One of these prospects, North Corrib, is being considered for drilling in 2010 after recently obtaining partner approval. The cost to drill these prospects would be approximately US$10 million per well, net to Vermilion, providing significant upside opportunity at relatively low cost.

Ireland provides an attractive fiscal environment and a stable political climate, key criteria in Vermilion’s ongoing asset acquisition program. Over 90% of Ireland’s natural gas is supplied via the U.K. and Corrib is an essential addition to the in-country supply chain, especially during peak winter demand periods. Current forward pricing for Irish gas is robust and the after tax netbacks and cash flow from this asset are expected to be strong, further enhancing Vermilion’s existing top quartile key performance indicators. The Corrib asset, combined with a good fiscal environment and an attractive pricing scenario, will further enhance Vermilion’s asset base and is anticipated to deliver strong, accretive returns.

Strategic Impact

Once on-stream, the production from Corrib is expected to increase Vermilion’s total annualized production by approximately 30% and generate significant operating cash flow. This acquisition positions Vermilion well for an eventual conversion to a corporation and the execution of its 2010 to 2015 strategic plan. The Corrib transaction also fits well with Vermilion’s European strategy and will provide Vermilion with another strong foothold in attractive European energy markets and a path of identifiable growth over the next few years. With Corrib, Vermilion’s European operation is anticipated to produce in excess of 20,000 boe per day of high netback light sweet oil and natural gas. The Corrib asset represents a departure for Vermilion as it is non-operated, however, Vermilion is looking forward to playing an active role in the Corrib joint venture consortium comprising Shell E&P Ireland Limited (“Shell”), (Operator - 45.5% working interest) and Statoil Hydro (“Statoil”) (36% working interest).

Shell is one of the most experienced operators in the world with over 40 years of operating experience in northwest Europe and Statoil is a renowned international operator in its own right. Vermilion is pleased to be able to enhance its international networks through an association with these top class companies.

The Corrib gas field is forecast to supply up to 60% of Ireland’s gas at peak supply. In addition, construction of the project has created significant employment opportunities which will ultimately result in the creation of 130 full time jobs. Vermilion is pleased to be joining the Corrib consortium and is committed to being a key contributor to Ireland’s oil and gas industry over the long-term.

Vermilion will hold a conference call and webcast to review this transaction on June 24, 2009 at 9:00 a.m. mountain standard time. To participate, you may call toll free 1.877.407.9205 (North America) or 1.201.689.8054 (International). The conference call will also be available on replay by calling 1.877.660.6853 (North America) or 1.201.612.7415 (International) using account number 286 and conference ID number 326293. The replay will be available until midnight eastern time on July 2, 2009. You may also listen to the webcast and view the presentation slides by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=146539 or visit our website at www.vermilionenergy.com and go to events and presentations under investor relations.

About Vermilion

Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions, and focuses on the development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this press release contains forward-looking statements and information concerning the timing of the making of and the conditions to completion of the Offer, potential additional reserves, anticipated levels of natural gas production, future capital costs, future natural gas prices and netbacks.

The forward-looking statements and information are based on certain key expectations and assumptions made by Vermilion including expectations and assumptions concerning the timing of and satisfaction of the conditions in the Offer, receipt of all third party approvals, the timing of the completion of required production facilities, future capital costs and natural gas prices, potential additional reserves and netbacks. Although Vermilion believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Vermilion can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

The forward-looking statements and information contained in this press release are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

BOE’s may be misleading, particularly if used in isolation on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

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CONTACT:
Vermilion Energy Trust
Lorenzo Donadeo
President & CEO
or
Paul Beique
VP Capital Markets
TEL 403-269-4884
investor_relations@vermilionenergy.com
www.vermilionenergy.com